Algonquin Power & Utilities Corp. Announces Date for Second Quarter 2025 Financial Results and Conference Call

OAKVILLE, Ontario – July 3, 2025 – Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN”) today announced plans to release its second quarter 2025 financial results on Friday, August 8, 2025, before market open. AQN will hold an earnings conference call at 8:30 a.m. eastern time on Friday, August 8, 2025, hosted by Chief Executive Officer, Rod West, and Interim Chief Financial Officer and Vice President of Investor Relations, Brian Chin.
Conference call details are as follows:

Date:	Friday, August 8, 2025
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number	1 (800) 715-9871
	Toll Dial-In Number	1 (647) 932-3411
	Conference ID	8782985
Webcast:	https://edge.media-server.com/mmc/p/8q6zmayx
Presentation also available at: www.algonquinpower.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.

Investor Inquiries:
Alison Holditch
Manager, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500